Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Announces Pricing of Upsized Private Offering of $1.75 Billion of 0.00% Convertible Senior Notes due 2030

TEL AVIV, ISRAEL, Dec. 3, 2025 – Check Point Software Technologies Ltd. (Nasdaq: CHKP), a pioneer and global leader of cyber security solutions, today announced the pricing of $1.75 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The aggregate principal amount of the offering was increased from the previously announced offering size of $1.5 billion. In connection with the Offering, Check Point has granted the initial purchasers of the Notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $250 million aggregate principal amount of the Notes. The sale of the Notes to the initial purchasers is expected to settle on December 8, 2025, subject to customary closing conditions.

When issued, the Notes will be senior unsecured obligations of Check Point. The Notes will not bear regular interest, and the principal amount will not accrete. The Notes will mature on December 15, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

Check Point may redeem for cash (1) all of the Notes at any time on or prior to the 30th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after December 20, 2028, and on or before the 30th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if (i) the notes are freely tradable and (ii) the last reported sale price per share of Check Point’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the redemption date.

If the last reported sale price of Check Point’s ordinary shares on the trading day immediately preceding the business day immediately preceding December 15, 2028 is less than 110% of the conversion price, holders may require Check Point to repurchase the Notes for cash on December 15, 2028 at a purchase price equal to the principal amount thereof plus accrued and unpaid special interest, if any. In addition, holders of the Notes will have the right to require Check Point to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash purchase price of 100% of their principal amount plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In connection with certain corporate events or following Check Point’s delivery of a notice of redemption, Check Point will, under certain circumstances, temporarily increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or notice of redemption, as the case may be.

The Notes will be convertible based on an initial conversion rate of 4.1042 ordinary shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $243.65 per share, which represents a conversion premium of approximately 27.5% to the last reported sale price of ordinary shares on The Nasdaq Global Select Market on December 3, 2025). Prior to the close of business on the business day immediately preceding September 16, 2030, the Notes will be convertible at the option of holders of the Notes only upon the satisfaction of specified conditions and during certain periods. On or after September 16, 2030, until the close of business on the second scheduled trading day preceding the maturity date, the Notes will be convertible at the option of holders of Notes at any time regardless of these conditions. Upon conversion, Check Point will pay cash up to the aggregate principal amount of the Notes to be converted and pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at Check Point’s election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of Notes being converted.

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 1 of 2

Check Point estimates that the net proceeds from the Offering will be approximately $1.72 billion (or $1.97 billion if the initial purchasers exercise their option to purchase additional Notes in full), after deducting fees and estimated offering expenses payable by Check Point. Check Point intends to use (1) $168.0 million of the net proceeds from the Offering to pay the costs of the capped call transactions described below, and (2) approximately $225.0 million of the net proceeds from the Offering to repurchase approximately 1.18 million ordinary shares pursuant to Check Point’s existing share repurchase program. If the initial purchasers exercise their option to purchase additional Notes, Check Point expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties (as defined below). Check Point intends to use the remainder of the net proceeds from the Offering for general corporate purposes, which may include additional share repurchases, potential mergers and acquisitions, business development, and the development of new products and technologies. However, Check Point has not entered into any agreements for or otherwise committed to any specific acquisitions at this time.

In connection with the pricing of the Notes, Check Point entered into privately negotiated capped call transactions with certain of the initial purchasers of the Offering and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are expected to cover, subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the number of ordinary shares that will initially underlie the Notes. If the initial purchasers exercise their option to purchase additional Notes, then Check Point expects to enter into additional capped call transactions with the Option Counterparties. The capped call transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of Notes and/or to offset any cash payments Check Point is required to make in excess of the principal amount of the converted Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the capped call transactions will initially be approximately $334.43 per share, which represents a premium of approximately 75% over the last reported sale price of the ordinary shares of $191.10 per share on December 3, 2025, and is subject to certain adjustments under the terms of the capped call transactions.

Check Point has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the ordinary shares concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the ordinary shares or the Notes at that time. In addition, Check Point has been advised that the Option Counterparties or their respective affiliates may modify or unwind their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares and/or by purchasing or selling ordinary shares or other securities of Check Point in secondary market transactions from time to time prior to the maturity of the Notes (and are likely to do so following any early conversion, repurchase or redemption of the Notes to the extent Check Point unwinds a corresponding portion of the capped call transactions, or if it otherwise unwinds all or a portion of the capped call transactions, and during the final observation period for the conversion of the Notes). This activity could also cause or prevent an increase or a decrease in the market price of Check Point’s ordinary shares or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes. Additionally, any concurrent repurchases of ordinary shares described above may result in the ordinary shares trading at prices that are higher than would be the case in the absence of such repurchases, which may result in a higher initial conversion price for the Notes.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares of Check Point, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Check Point issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 2 of 2